Exhibit 99.1

Sinovac Enters Technology Transfer Agreement with Intravacc to Develop and Commercialize Sabin Inactivated Polio Vaccine (sIPV)

-- Collaborating with World Health Organization and Intravacc to Develop sIPV in line with mission to secure a lasting polio-free world, free of all paralytic polio disease

Sinovac Enters Technology Transfer Agreement with Intravacc to Develop and Commercialize Sabin Inactivated Polio Vaccine (sIPV)

Collaborating with World Health Organization and Intravacc to Develop sIPV in line with mission to secure a lasting polio-free world, free of all paralytic polio disease

BEIJING, April 28, 2014—Sinovac Biotech Ltd. (Nasdaq:SVA), a leading provider of biopharmaceutical products in China that focuses on the research, development, manufacturing and commercialization of vaccines, announced today that it has entered into a license agreement with Intravacc (Institute for Translational Vaccinology) from The Netherlands to develop and commercialize the Sabin Inactivated Polio Vaccine (sIPV) for distribution to China and other countries. According to the agreement, Sinovac has committed to commercializing the vaccine in China, inclusive of conducting clinical trials, obtaining regulatory approval, and launching the sIPV vaccine.  In addition, Sinovac has committed to having the capacity to supply, or making arrangements for the supply of, sIPV to the public sector of other countries in sufficient quantities to make a meaningful contribution to meeting global demand (e.g. at least 20 million doses annually).

In developing countries around the globe including China, oral polio vaccine (OPV) is widely utilized to eradicate polio.  OPV is a live attenuated formulation, which contains a weakened form of poliovirus. Although OPV is considered safe and effective, in extremely rare instances, the live attenuated vaccine virus in OPV can cause paralysis, resulting in cases of vaccine-associated paralytic polio (VAPP) or circulating vaccine-derived poliovirus (cVDPVs). Therefore, to eliminate the risk of such cases, OPV will be phased out from routine immunization programs around the world.  To enable countries to maintain immunity levels, inactivated polio vaccines (IPV) will be introduced. Sabin IPV is both safer to manufacturer and more affordable as compared to the currently available Salk IPV.  The global demand for IPV is increasing as the Global Polio Eradication Initiative has called for IPV to be introduced into 126 countries currently using OPV only by the end of 2015. According to Eradication and Endgame Strategic Plan developed under the Global Polio Eradication Initiative, from 2014 to 2018, the use of OPV in routine immunization will be gradually ceased.

The WHO called for Expressions of Interest (EOI) in 2010, 2011 and 2012 from private or public sector vaccine manufactures interested incollaborating with the WHO and Intravacc to develop and supply sIPV under the Global Polio Eradication Initiative. Sinovac submitted its EOI in 2012 and was selected as a technology transfer recipient after the qualification review and site inspection by the WHO and Intravacc.

National Health and Family Planning Commission of China is developing a vaccination strategy to add at least one dose of IPV into its national Expanded Program of Immunization (EPI).  At present, no IPV is produced by manufacturers in China. Imported IPV became available in September 2009, but the supply is limited and the vaccine has to be paid for out-of-pocket by the recipient.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “We are honored to partnerwith WHO and Intravacc to develop and commercialize sIPV for future distribution both domestically and internationally. As part of selection process, we demonstrated our fullyintegrated vaccine capabilities, inclusive ofconducting clinicaltrials, obtaining regulatory approval and operating GMP certified manufacturing facilities, and exemplified our commercialization expertise based on our broad vaccine portfolio.”

Mr. Yin continued, “Polio represents significant unmet medical need in China and other developing countries. By moving forward with the clinical development of sIPVwith the objective of producing this vaccine in China, Sinovac is helping keep China polio-free and achieve a lasting polio-free world, free of all polio paralytic cases.”

Ms. Gisella Frijlink, Chief Executive Officer of Intravacc, stated, “We are pleased to enter into the collaboration with Sinovac, one of the leading Chinese vaccine companies. This project will enable Sinovac to supply a safe and affordable sIPV vaccine to the Chinese population, as well as to other countries.  It also exemplifies the leading position of the Netherlands in the vaccine field and Intravacc’s important role in the global eradication of polio”.

About Sabin-IPV

Sabin IPV is both safer to manufacturerand potentially more affordable as compared to the currently available Salk IPV.  Intravacc has developed a safer production process to manufacture IPV, using the attenuated strains from the Sabin virus as seed.  In collaboration with Intravacc, clinical lots of IPV produced from Sabin poliovirus seed-strains have been developed. Salk IPV is manufactured using wild poliovirus seed-strains, and in such a case a biocontainment failure could lead to serious consequences in some areas of the world in the post-eradication era (i.e. areas with high population density, inadequate sanitation infrastructure and low population immunity levels). Therefore, the use of attenuated Sabin seed-strains for IPV has the advantage over wild polioviruses and hence is safer for handling IPV production in developing country settings.

About Polio

Polio (Poliomyelitis) is a highly infectious disease caused by a virus. It invades the nervous system, and can cause total paralysis. The virus enters the body through the mouth and multiplies in the intestine. Initial symptoms are fever, fatigue, headache, vomiting, stiffness in the neck, and pain in the limbs. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized.

Global Polio Eradication Initiative

The Global Polio Eradication Initiative is a public-private partnership led by national governments and spearheaded by the WHO, Rotary International, the US Centers for Disease Control and Prevention (CDC), and the United Nations Children’s Fund (UNICEF). Its goal is to eradicate polio worldwide.

Improving immunization services globally is vital to ending polio and reducing child mortality. Strong immunization services are also essential to ensuring the success of the phased withdrawal of the OPV and the introduction of the IPV, key steps toward eradication. The Global Polio Eradication Initiative’s Strategic Plan calls for IPV to be introduced into 126 countries by the end of 2015.

OPV contains an attenuated (weakened) vaccine-virus, activating an immune response in the body. When a child is immunized with OPV, the weakened vaccine-virus replicates in the intestine for a limited period, thereby developing immunity by building up antibodies. During this time, the vaccine-virus is also excreted. In areas of inadequate sanitation, this excreted vaccine-virus can spread in the immediate community (and this can offer protection to other children through ‘passive’ immunization), before eventually dying out.

Polio Vaccination in China

China, together with the entire Western Pacific Region, was officially certified polio-free in 2000, and the region has maintained its certified status since then.  National Health and Family Planning Commission China is developing a strategy to add at least one dose of IPV into its national EPI programme, currently it continues to recommend the use of OPV in its national EPI programme. In China, enough OPV is produced by domestic manufacturers to vaccinate all children born in the country every year.  Based on the batch release data available as of December 31, 2013, approximately 145 million doses of OPV and 8.3 million doses of IPV were released in China in 2013. In 2011, China experienced an outbreak caused by imported wild poliovirus type 1 from Pakistan. China successfully stopped the importation outbreak in only three months, thereby ensuring the Western Pacific Region could maintain its certified polio-free status.  The outbreak affected 10 young children and 11 adults, and resulted in two deaths. China is located next to two of the three countries globally that remain polio-endemic, Pakistan and Afghanistan.

About Intravacc

Intravacc (the Institute for Translational Vaccinology) is a research, development and contract manufacturing organization uniquely active in the field of vaccines. It covers over 100 years of know-how in vaccinology as a governmental institute working under the Dutch Ministry of Public Health, Welfare and Sports. With its mission to promote public health by developing vaccines, Intravacc is committed to provide all necessary technology and expertise needed to develop a vaccine from a laboratory concept until phase III clinical studies. The risks and cost of vaccine development can be substantially reduced with the use of Intravaccs technology. This enables vaccine manufacturers to viably produce and distribute vaccines to combat major public health concerns. An example is the conjugate vaccine against Haemophilus influenzae type b, which is now being marketed in Asia. To date, Intravacc has a full pipeline of vaccine concepts against various bacterial, viral and non-infectious diseases. Several of these vaccine development programs are taken forward in collaboration with big pharma as well as biotech companies.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

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Email: ir@sinovac.com

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The Ruth Group

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The Ruth Group

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